Prospectus

Filed pursuant to 424(b)(3)
Registration No. 333-138842

3,230,769 Shares

Common Stock

We are registering our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. Specifically, this prospectus relates to the resale of 3,230,769 shares of our common stock. The selling stockholders acquired their shares from us in a private placement that closed on October 6, 2006. This prospectus contains updated information that was included in the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 8, 2006.

For a description of the plan of distribution of the resale shares, see page 27 of this prospectus.

Our common stock is listed on the Nasdaq Global Market under the symbol “ACOR.” On December 11, 2006, the last reported sales price for our common stock was $16.65 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 12, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you.  We encourage you to read this prospectus in its entirety, including the “Risk Factors” section and the documents incorporated by reference herein.  As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “Acorda,” “we,” “our,” and “us” refer to Acorda Therapeutics, Inc.

Overview

We are a commercial-stage biopharmaceutical company dedicated to the identification, development and commercialization of novel therapies that improve neurological function in people with multiple sclerosis, or MS, spinal cord injury, or SCI, and other disorders of the central nervous system, or CNS. Our marketed product, Zanaflex Capsules, is approved by the Food and Drug Administration, or FDA, for the management of spasticity. Our lead product candidate, Fampridine-SR, recently completed a Phase 3 clinical trial for the improvement of walking ability in people with MS. Our preclinical programs also target MS and SCI, as well as other CNS disorders, including stroke and traumatic brain injury.

Approximately 650,000 people in the United States suffer from MS or SCI and the combined annual cost of treatment for these conditions exceeds $13 billion. It is estimated that a total of approximately 10 million people live with the long-term consequences of traumatic brain injury and stroke.

Our goal is to continue to grow as a fully-integrated biopharmaceutical company by commercializing pharmaceutical products, developing our product candidates and advancing our preclinical programs for these large and underserved markets. We plan to accomplish this through our sales and marketing infrastructure, our extensive scientific and medical network, our partnerships and our clinical and management experience.

Our Product Pipeline

Zanaflex

Our products, Zanaflex Capsules and Zanaflex tablets, are FDA-approved for the management of spasticity, a symptom of conditions such as MS and SCI that is commonly characterized by stiffness and rigidity, restriction of movement and painful muscle spasms. Zanaflex Capsules and Zanaflex tablets contain tizanidine hydrochloride, or tizanidine, one of the two leading treatments currently used for the management of spasticity. We acquired Zanaflex Capsules and Zanaflex tablets from a wholly-owned subsidiary of Elan Corporation, plc, or Elan, in July 2004. This strategic acquisition provided us with the opportunity to build a commercial infrastructure, develop sales and marketing expertise and create a foundation for future product launches, in addition to generating product revenue.

In April 2005, we launched Zanaflex Capsules, a new capsule formulation of tizanidine. This product is protected by an issued U.S. patent. Zanaflex tablets lost compound patent protection in 2002 and both products now compete with 12 corporations generic versions of tizanidine tablets.

We believe that Zanaflex Capsules offer important benefits over Zanaflex tablets and generic tizanidine tablets. When taken with food, Zanaflex Capsules have a different blood absorption profile, referred to as pharmacokinetic profile, than Zanaflex tablets and generic tizanidine tablets, generally resulting in a lower level and more gradual rise of peak levels of tizanidine in a patient’s blood. As a result of this different pharmacokinetic profile, Zanaflex tablets and generic tizanidine tablets are not equivalent, or AB-rated, with Zanaflex Capsules. Therefore, under state pharmacy laws, prescriptions written for Zanaflex Capsules may not properly be filled by the pharmacist with Zanaflex tablets or generic tizanidine tablets. Zanaflex Capsules are also available in a higher dose strength, which gives patients and prescribers an additional choice in dosing and an opportunity to reduce the number of pills a person must take daily. In addition, people who have difficulty swallowing may find Zanaflex Capsules easier to take.

To support our commercialization of Zanaflex Capsules, we have established a sales and marketing infrastructure consisting of our internal specialty sales force and a pharmaceutical telesales group. Our internal specialty sales force currently consists of 32 sales professionals who call on neurologists and other prescribers specializing in treating patients with conditions that involve spasticity. Members of this sales force also call on managed care organizations, pharmacists and wholesale drug distribution customers. We plan to expand our sales force to approximately 65 sales professionals in the the United States. The expanded sales force will also call on primary care physicians who are high volume prescribers of tizanidine. We also have a contract with TMS Professional; Markets Group, LLC (which purchased various telesales assets from Access Worldwide Communications, Inc., with whom we had previously contracted) to provide a small, dedicated sales force of pharmaceutical telesales professionals to contact primary care physicians, specialty physicians and pharmacists. Our current sales and marketing infrastructure enables us to reach virtually all high-volume prescribers of Zanaflex tablets and generic tizanidine. We believe that these prescribers are also potential high-volume prescribers for our lead product candidate, Fampridine-SR, if approved.

Fampridine-SR

In September 2006, we announced positive results from our Phase 3 clinical trial of Fampridine-SR for the improvement of walking in patients with MS, which was performed under a Special Protocol Assessment, or SPA, from the FDA. Statistical significance was achieved on all three efficacy criteria defined in the SPA. A significantly greater proportion of people taking Fampridine-SR had a consistent improvement in walking speed, the study’s primary outcome compared to people taking a placebo. In addition, the effect was maintained throughout the 14-week treatment period, and there was a statistically significant improvement among reponders compared to non-responders in the 12-Item MS Walking Scale, a self-rated assessment of walking disability. The FDA agreed in the SPA that this trial, if successful, could qualify as one of the pivotal efficacy studies required for drug approval.

On December 7, 2006, we met with the FDA to discuss the clinical development of Fampridine-SR. As a result of this meeting, we will design and conduct an additional Phase 3 trial of Fampridine-SR in people with MS, as well as a thorough QT safety cardiac study, consistent with the FDA’s recently established standard requirements for all new compounds.

Fampridine-SR is a small molecule drug contained in a sustained release oral tablet form. Laboratory studies have shown that fampridine, the active molecule in Fampridine-SR, improves impulse conduction in nerve fibers in which the insulating outer layer, called the myelin sheath, has been damaged. This damage may be caused by the body’s own immune system, in the case of MS, or by physical trauma, in the case of SCI.

We believe that Fampridine-SR is the first potential therapy in late-stage clinical development for MS that seeks to improve the function of damaged nerve fibers, rather than only treating the symptoms of MS or slowing the progression of disease. To our knowledge, there are no current drug therapies indicated to improve walking ability in people with MS. We plan to commercialize Fampridine-SR, if approved, ourselves in the United States, and possibly Canada, and with partners in various markets throughout the rest of the world.

Preclinical programs

We have three preclinical programs focused on novel approaches to repair damaged components of the CNS:

•       Chondroitinase.   This program is based on the concept of breaking down the matrix of scar tissue that develops as a result of an injury to the CNS. Published research has demonstrated that this scar matrix is partly responsible for limiting the regeneration of nerve fibers in the CNS and restricting their ability to modify existing neural connections. Independent academic laboratories have also published animal studies showing that application of chondroitinase results in recovery of function following injuries to various areas of the brain or spinal cord.

•       Neuregulins.   This program is based on using GGF-2, a neuregulin growth factor to stimulate remyelination, or repair of the myelin sheath. In published studies, GGF-2 has been shown to stimulate remyelination in animal models of MS and to have other effects in neural protection and repair. In addition, the neuregulins have been shown to have potential cardiovascular applications, promoting the growth of heart muscle cell and reversing signs and symptoms in animal models of cardiac damage, such as congestive heart failure.

•       Remyelinating antibodies.   This program is based on research performed at the Mayo Clinic. Studies have demonstrated the ability of this family of antibodies to stimulate remyelination in three different animal models of MS. Currently, there is no available therapy indicated to repairs myelin that has been destroyed in MS of other demyelinating diseases.

We believe that all of our preclinical therapies have the potential to address conditions for which no effective treatment currently exists. In addition to applicability in MS, SCI and various other CNS disorders, we believe that our preclinical programs also may have applicability in such fields as orthopedics, cardiology, oncology and ophthalmology.

Our Strategy

Our strategy is to continue to grow as a fully-integrated biopharmaceutical company focused on the identification, development and commercialization of a range of nervous system therapeutics. We are using our scientific and clinical expertise in MS and SCI as strategic points of access to additional CNS markets, including stroke and traumatic brain injury. Key aspects of our strategy are to:

•       maximize our revenue opportunity for Zanaflex Capsules;

•       complete the clinical development and obtain regulatory approval for Fampridine-SR in MS;

•       leverage the commercial presence of Zanaflex Capsules for the potential market launch of Fampridine-SR;

•       advance our pipeline of preclinical programs to clinical trials; and

•       pursue additional alliances, or aquisitions of, for approved and development-stage products.

We have established an advisory team and network of well-recognized scientists, clinicians and opinion leaders in the fields of MS and SCI. Depending on their expertise, these advisors provide assistance in trial design, conduct clinical trials, keep us apprised of the latest scientific advances and help us identify and evaluate business development opportunities. In addition, we have recruited over 35 MS centers and 80 SCI rehabilitation centers in the United States and Canada to conduct our clinical trials. Our clinical management team has extensive experience in the areas of MS and SCI and works closely with this network.

Risks Associated with our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Those reasons could include failure to successfully promote Zanaflex Capsules and any other future marketed products; delays in obtaining, or a failure to obtain, regulatory approval for Fampridine-SR or any of our future product candidates; and failure to maintain and to protect our proprietary intellectual property assets, among others. The information about our preclinical and clinical trials may be useful to you in evaluating our company’s current stage of development and our near-term and long-term prospects; however, you should note that of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized.

We have a limited operating history and, as of September 30, 2006, had an accumulated deficit of approximately $225.1 million. We expect to incur losses for at least the next several years. We had net losses of $53.0 million and $60.4 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. We are unable to predict the extent of future losses or when we will become profitable, if at all. Even if we succeed in promoting Zanaflex Capsules and developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and sustain profitability.

Recent Developments

On October 6, 2006, we issued and sold in a private placement an aggregate of 3,230,769 shares of our common stock at a purchase price of $9.75 per share.  This private placement resulted in gross proceeds to us of approximately $31.5 million, which, after payment of expenses of the private placement, will be used for sales and marketing activities, clinical and preclinical development programs and for general corporate purposes.

On November 28, 2006, we and Paul Royalty Fund II, L.P., or PRF, entered into an amendment to the Revenue Interests Assignment Agreement, between us and PRF, dated December 23, 2005, pursuant to which PRF will pay us $5,000,000 within three business days of the signing of the amendment and an additional $5,000,000 if our Zanaflex net revenues, as that term is defined in the agreement, during the fiscal year 2006 equal or exceed $25,000,000. As contemplated by the agreement, we are required to pay PRF $5,000,000 on December 1, 2009. If we meet the 2006 net revenue milestone, we will be required to pay PRF $5,000,000 on December 1, 2010. The amendment also provides that the royalty rate will drop to 1% upon PRF’s receipt of 2.1 times the aggregate amount PRF has paid us under the agreement, as amended.

On December 7, 2006, we met with the FDA to discuss the clinical development of Fampridine-SR. As a result of this meeting, we will design and conduct an additional Phase 3 trial of Fampridine-SR in people with MS, as well as a thorough QT safety cardiac study, consistent with the FDA’s recently established standard requirements for all new compounds. The FDA indicated at this meeting that, while this would require confirmation in a New Drug Application, or NDA, filing, the criteria for the SPA appear to have been met. Consistent with the feedback from our meeting with the FDA, we expect to discuss with the FDA a study of the same or shorter duration as our MS-F203 study with a single criterion for efficacy, a consistent response on the Timed 25 Foot Walk. We will continue to consult with the FDA on these studies and any additional requirements that might be needed.

Corporate Information

We were incorporated in 1995 as a Delaware corporation. Our principal executive offices are located at 15 Skyline Drive, Hawthorne, New York 10532. Our telephone number is (914) 347-4300. Our website is www.acorda.com. The information on our website is not part of this prospectus.

“Acorda Therapeutics” is a registered trademark that we own and “Zanaflex” is a registered trademark that we exclusively license from Elan Pharmaceuticals, Inc. We have pending U.S. trademark applications for our logo and, through Elan Pharmaceuticals, Inc., for “Zanaflex Capsules.” Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

THE OFFERING

Common stock covered hereby	3,230,769 shares

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq Global Market symbol	ACOR

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information contained in this prospectus before you decide to purchase our common stock. Additional risks that are not currently known or foreseeable to us may materialize at a future date. The trading price of our common stock could decline if any of these risks or uncertainties occur and you might lose all or part of your investment.

Risks Related To Our Business

We have a history of operating losses and we expect to continue to incur losses and may never be profitable.

As of September 30, 2006, we had an accumulated deficit of approximately $225.1 million. We had net losses of $53.0 million and $60.4 million for the nine month period September 30, 2006 and the year ended December 31, 2005, respectively. We have had operating losses since inception as a result of our significant clinical development, research and development, general and administrative, sales and marketing and business development expenses. We expect to incur losses for at least the next several years as we expand our sales and marketing capabilities and continue our clinical trials and research and development activities.

Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to:

•       market and sell Zanaflex Capsules;

•       obtain FDA approval for and commercialize Fampridine-SR;

•       continue to develop our preclinical product candidates and advance them into clinical trials; and

•       enter into strategic partnerships and collaboration arrangements related to our drug discovery programs and product candidates.

If we are not successful in executing our business plan, we may never achieve or may not sustain profitability.

We will be substantially dependent on sales of one product, Zanaflex Capsules, to generate revenue for the foreseeable future.

We currently derive substantially all of our revenue from the sale of Zanaflex Capsules and Zanaflex tablets, which are our only FDA-approved products. Although we currently distribute Zanaflex tablets, our marketing efforts are focused on Zanaflex Capsules and we do not, and do not intend to, actively promote Zanaflex tablets. As a result, prescriptions for Zanaflex tablets have declined and we expect that they will continue to decline. Our goal is to convert sales of Zanaflex tablets and generic tizanidine tablets to sales of Zanaflex Capsules. We believe that sales of Zanaflex Capsules will constitute a significant portion of our total revenue for the foreseeable future. If we are unable to convert tablet sales to capsule sales or are otherwise unable to increase our revenue from the sale of this product, our business, financial condition and results of operations could be adversely affected.

If we are unable to successfully differentiate Zanaflex Capsules from both Zanaflex tablets and generic tizanidine tablets we may not be able to increase sales of Zanaflex Capsules.

There are currently 12 companies with generic versions of tizanidine tablets on the market and they are significantly cheaper than either Zanaflex Capsules or Zanaflex tablets. As of September 30, 2006, these generic versions of tizanidine tablets constituted approximately 95% of tizanidine sales in the United States. Although Zanaflex Capsules have a different pharmacokinetic profile when taken with food and are available in a higher dose than Zanaflex tablets and their generic equivalents, we may be unsuccessful in convincing prescribers, patients and third-party payors that these differences justify the higher price of Zanaflex Capsules. Prescribers may prescribe generic tizanidine tablets instead of Zanaflex Capsules, and third-party payors may establish unfavorable reimbursement policies for Zanaflex Capsules or otherwise seek to encourage patients and prescribers to use generic tizanidine tablets instead of Zanaflex Capsules. In addition, although the FDA has determined that neither Zanaflex tablets nor generic tizanidine tablets are equivalent, or “AB-rated,” to Zanaflex Capsules, pharmacists may improperly fill prescriptions with generic tizanidine tablets or may seek to influence patients or physicians to change prescriptions from Zanaflex Capsules to generic tizanidine tablets. If we are unable to successfully differentiate Zanaflex Capsules from Zanaflex tablets and generic tizanidine tablets in the minds of prescribers, pharmacists, patients and third-party payors, our ability to generate meaningful revenue from this product will be adversely affected.

Our company has limited sales and marketing experience and we may not be successful in building an effective sales and marketing organization to market Zanaflex Capsules to specialty physicians.

As a company, we have limited sales and marketing experience, having only launched Zanaflex Capsules in April 2005. In order to successfully commercialize Zanaflex Capsules or any other products that we may bring to market, we will need to have adequate sales, marketing and distribution capabilities. Although we intend to increase our sales force from 32 to 65 persons, we may not be able to attract, train and retain skilled sales and marketing personnel, in a timely manner or at all, or integrate and manage a growing sales and marketing organization. In addition, we may not succeed in increasing our sales of Zanaflex Capsules sufficiently to justify the expense associated with our expanded sales force, which would adversely affect our cash flow and our prospects for achieving profitability.

We had initially planned to target potential high-prescribing primary care physicians through contract sales representative companies, Cardinal Health PTS, LLC and Innovex, Inc., that had been hired to provide sales representatives targeting the primary care market.  We now intend to address that market through our expanded sales force.  There can be no assurances that our sales force will be effective in reaching the primary care market.

Our product candidates must undergo rigorous clinical testing, the results of which are uncertain and could substantially delay or prevent us from bringing them to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory agencies. Clinical trials of new product candidates sufficient to obtain regulatory marketing approval are expensive and take years to complete, and the outcome of such trials is uncertain.

Clinical development of any product candidate that we determine to take into clinical trials may be curtailed, redirected, delayed or eliminated at any time for some or all of the following reasons:

•       negative or ambiguous results regarding the efficacy of the product candidate;

•       undesirable side effects that delay or extend the trials, or other unforeseen or undesirable safety issues that make the product candidate not medically or commercially viable;

•       inability to locate, recruit and qualify a sufficient number of patients for our trials;

•       difficulty in determining meaningful end points or other measurements of success in our clinical trials;

•       regulatory delays or other regulatory actions, including changes in regulatory requirements;

•       difficulties in obtaining sufficient quantities of the product candidate manufactured under current good manufacturing practices;

•       delays, suspension or termination of the trials imposed by us, an independent institutional review board for a clinical trial site, or clinical holds placed upon the trials by the FDA;

•       FDA approval of new drugs that are more effective than our product candidates;

•       change in the focus of our development efforts or a re-evaluation of our clinical development strategy; and

•       a change in our financial position.

A delay in or termination of any of our clinical development programs could have an adverse effect on our business.

If any additional studies required by the FDA for Fampridine-SR do not yield favorable results or we are unable to obtain regulatory approval for Fampridine-SR, or any approval is unduly limited in scope or delayed, our business prospects will be adversely affected.

In September 2006, we announced positive results from our Phase 3 clinical trial of Fampridine-SR for the improvement of walking in patients with MS, which was performed under a SPA from the FDA. Although statistical significance was achieved on all three efficacy criteria defined in the SPA, typically, positive results from at least one other clinical trial are needed to support the filing of an NDA with the FDA. Based on our December 2006 meeting with the FDA, we will design and conduct an additional Phase 3 trial of Fampridine-SR in people with MS.  In addition, we will execute a QT safety cardiac study in accordance with the FDA’s October 2005 guidance, “Clinical Evaluation of QT/QTc Interval Prolongation and Proarrhythmic Potential for Non-Antiarrhythmic Drugs”. We cannot predict how long these two studies, or any additional studies that might be required by the FDA, will take or what the cost will be. In addition, if the FDA determines that a new substantial scientific issue regarding the safety or efficacy of Fampridine-SR is identified, the FDA may alter its conclusion, expressed in the SPA, regarding the adequacy of the Phase 3 protocol. The FDA may also identify a need for studies in addition to the second Phase 3 trial and the QT safety cardiac study to confirm efficacy that would examine safety or other properties or characteristics of the drug.

Notwithstanding the results of our clinical trials, the FDA could determine that the overall balance of risks and benefits for Fampridine-SR is not adequate to support approval, or only justifies approval for a narrow set of uses or approval with  restricted distribution or other burdensome post-approval requirements and limitations. If the FDA denies approval of Fampridine-SR in MS, if FDA approval is substantially delayed, if approval is granted on a narrow basis or with restricted distribution or other burdensome post-approval requirements, or if the Fampridine-SR program is terminated, our business prospects will be adversely affected.

In March 2004, we completed two Phase 3 clinical trials of Fampridine-SR in SCI in which our results failed to reach their primary endpoints. We may resume development of Fampridine-SR for SCI after we have completed further development of the drug for MS. We cannot predict whether future clinical trials of Fampridine-SR in SCI will achieve their primary endpoints, how long these clinical trials will take or how much they will cost.

Our other drug development programs are in early stages of development and may never be commercialized.

All of our development programs other than Fampridine-SR are in the preclinical phase. Our future success depends, in part, on our ability to select successful product candidates, complete preclinical development of these product candidates and advance them to clinical trials. These product candidates will require significant development, preclinical studies and clinical trials, regulatory clearances and substantial additional investment before they can be commercialized.

Our preclinical programs may not lead to commercially viable products for several reasons. For example, we may fail to identify promising product candidates, our product candidates may fail to be safe and effective in preclinical tests or clinical trials, or we may have inadequate financial or other resources to pursue discovery and development efforts for new product candidates. In addition, because we have limited resources, we are focusing on product candidates that we believe are the most promising. As a result, we may delay or forego pursuit of opportunities with other product candidates. From time to time, we may establish and announce certain development goals for our product candidates and programs; however, given the complex nature of the drug discovery and development process, it is difficult to predict accurately if and when we will achieve these goals. If we are unsuccessful in advancing our preclinical programs into clinical testing or in obtaining regulatory approval, our long-term business prospects will be harmed.

The pharmaceutical industry is subject to stringent regulation and failure to obtain regulatory approval will prevent commercialization of our product candidates.

Our research, development, preclinical and clinical trial activities, as well as the manufacture and marketing of any products that we may successfully develop, are subject to an extensive regulatory approval process by the FDA and other regulatory agencies abroad. The process of obtaining required regulatory approvals for drugs is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a drug, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the drug’s market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.

The results of preclinical and Phase 1 and Phase 2 clinical studies are not necessarily indicative of whether a product will demonstrate safety and efficacy in larger patient populations, as evaluated in Phase 3 clinical trials. Additional adverse events that could impact commercial success, or even continued regulatory approval, might emerge with more extensive post-approval patient use. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization.

In order to conduct clinical trials to obtain FDA approval to commercialize any product candidate, an IND application must first be submitted to the FDA and must become effective before clinical trials may begin. Subsequently, an NDA must be submitted to the FDA, including the results of adequate and well-controlled clinical trials demonstrating, among other things, that the product candidate is safe and effective for use in humans for each target indication. In addition, the manufacturing facilities used to produce the products must comply with current good manufacturing practices and must pass a pre-approval FDA inspection. Extensive submissions of preclinical and clinical trial data are required to demonstrate the safety, efficacy, potency and purity for each intended use. The FDA may refuse to accept our regulatory submissions for filing if they are incomplete.

Clinical trials are subject to oversight by institutional review boards and the FDA to ensure compliance with the FDA’s good clinical practice requirements, as well as other requirements for the protection of clinical trial participants. We depend, in part, on third-party laboratories and medical institutions to conduct preclinical studies and clinical trials for our products and other third-party organizations to perform data collection and analysis, all of which must maintain both good laboratory and good clinical practices required by regulators. If any such standards are not complied with in our clinical trials, the resulting data from the clinical trial may not be usable or we, an institutional review board or the

FDA may suspend or terminate such trial, which would severely delay our development and possibly end the development of such product candidate. We also depend upon third party manufacturers of our products to qualify for FDA approval and to comply with good manufacturing practices required by regulators. We cannot be certain that our present or future manufacturers and suppliers will comply with current good manufacturing practices. The failure to comply with good manufacturing practices may result in the termination of clinical studies, restrictions in the sale of, or withdrawal of the products from the market. Compliance by third parties with these standards and practices is outside of our direct control.

In addition, we are subject to regulation under other state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other local, state, federal and foreign regulations. We cannot predict the impact of such regulations on us, although it could impose significant restrictions on our business and additional expenses to comply with these regulations.

Our products and product candidates may not gain market acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenue.

Market acceptance of our products and product candidates will depend on the benefits of our products in terms of safety, efficacy, convenience, ease of administration and cost effectiveness and our ability to demonstrate these benefits to physicians and patients. We believe market acceptance also depends on the pricing of our products and the reimbursement policies of government and third-party payors, as well as on the effectiveness of our sales and marketing activities. Physicians may not prescribe our products, and patients may determine, for any reason, that our products are not useful to them. For example, physicians may not believe that the benefits of Zanaflex Capsules outweigh their higher cost in relation to Zanaflex tablets or generic tizanidine tablets. The failure of any of our products or product candidates, once approved, to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.

Our potential products may not be commercially viable if we fail to obtain an adequate level of reimbursement for these products by Medicaid, Medicare or other third-party payors.

Our commercial success will depend in part on third-party payors, such as government health administrative authorities, including Medicaid and Medicare, private health insurers and other such organizations, agreeing to reimburse patients for the cost of our products. Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. Our business would be materially adversely affected if the Medicaid program, Medicare program or other third-party payors were to deny reimbursement for our products or provide reimbursement only on unfavorable terms. Our business could also be adversely affected if the Medicaid program, Medicare program or other reimbursing bodies or payors limit the indications for which our products will be reimbursed to a smaller set of indications than we believe is appropriate.

Third-party payors frequently require that drug companies negotiate agreements with them that provide discounts or rebates from list prices. At present we do not have any such agreements with private third-party payors and only a small number of such agreements with government payors. If sales of Zanaflex Capsules increase we may need to offer larger discounts or discounts to a greater number of third-party payors to maintain acceptable reimbursement levels. If we were required to negotiate such agreements, there is no guarantee that we would be able to negotiate them at price levels that are profitable to us, or at all. If we are unsuccessful in maintaining reimbursement for our products at acceptable levels, our business will be adversely affected. In addition, if our competitors reduce the prices of their products, or otherwise demonstrate that they are better or more cost effective than our products, this may result in a greater level of reimbursement for their products relative to our products, which would reduce our sales and adversely affect our results of operations.

We may experience pressure to lower prices on our approved products due to new and/or proposed federal legislation.

Federal legislation enacted in December 2003 added an outpatient prescription drug benefit to Medicare, effective January 2006.  The benefit is provided primarily through private entities, which attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations increase pressure to lower prescription drug prices. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This Medicare prescription drug coverage legislation, as well as additional healthcare legislation that may be enacted at a future date, could reduce our sales and adversely affect our results of operations.

If our competitors develop and market products that are more effective, safer or more convenient than our approved products, or obtain marketing approval before we obtain approval of future products, our commercial opportunity will be reduced or eliminated.

Competition in the pharmaceutical and biotechnology industries is intense and is expected to increase. Composition of matter patents on tizanidine, the active ingredient in Zanaflex Capsules and Zanaflex tablets, expired in 2002. As of September 30, 2006, there were currently 12 companies with generic versions of tizanidine tablets on the market. To the extent that we are not able to differentiate Zanaflex Capsules from Zanaflex tablets and generic tizanidine tablets and/or pharmacists improperly substitute generic tizanidine tablets when filling prescriptions for Zanaflex Capsules, we may be unable to convert additional sales of Zanaflex tablets and generic tizanidine tablets to Zanaflex Capsules and our ability to generate revenue from this product will be adversely affected. Although no other FDA-approved capsule formulation of tizanidine exists, another company could develop a capsule or other formulation of tizanidine that competes with Zanaflex Capsules.

Many biotechnology and pharmaceutical companies, as well as academic laboratories, are involved in research and/or product development for various neurological diseases, including MS and SCI. We are aware of a company developing a sodium/potassium channel blocker and a second company developing an immediate release form of fampridine, both of which may compete with Fampridine-SR, if approved. In certain circumstances, pharmacists are not prohibited from formulating certain drug compounds to fill prescriptions on an individual patient basis. We are aware that at present compounded fampridine is used by some people with MS or SCI and it is possible that some people will want to continue to use compounded formulations even if Fampridine-SR is approved. Several companies are engaged in developing products that include novel immune system approaches and cell transplant approaches to remyelination for the treatment of people with MS. These programs are in early stages of development and may compete in the future with Fampridine-SR or our preclinical candidates.

Our competitors may succeed in developing products that are more effective, safer or more convenient than our products or the ones we have under development or that render our approved or proposed products or technologies noncompetitive or obsolete. In addition, our competitors may achieve product commercialization before we do. If any of our competitors develops a product that is more effective, safer or more convenient for patients, or is able to obtain FDA approval for commercialization before we do, we may not be able to achieve market acceptance for our products, which would adversely affect our ability to generate revenues and recover the substantial development costs we have incurred and will continue to incur.

Our products may be subject to competition from lower-priced versions of such products and competing products imported into the United States from Canada, Mexico and other countries where there are government price controls or other market dynamics that make the products lower priced.

Our operations could be curtailed if we are unable to obtain any necessary additional financing on favorable terms or at all.

On September 30, 2006, on a pro forma basis after giving effect to our private placement in October 2006, we would have approximately $48.2 million in cash, cash equivalents and short-term investments. Although we anticipate this will be sufficient to fund our operations and meet our financial obligations through the first quarter of 2008 based on our current projected revenue and spending levels, we have several product candidates in various stages of development, and all will require significant further investment to develop, test and obtain regulatory approval prior to commercialization. We will likely need to seek additional equity or debt financing or strategic collaborations to continue our product development activities, and could require substantial funding to commercialize any products that we successfully develop. We may not be able to raise additional capital on favorable terms or at all.

To the extent that we are able to raise additional capital through the sale of equity securities, the issuance of those securities would result in dilution to our stockholders. Holders of such new equity securities may also have rights, preference or privileges that are senior to yours. If additional capital is raised through the incurrence of indebtedness, we may become subject to various restrictions and covenants that could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities. To the extent funding is raised through collaborations or intellectual property-based financings, we may be required to give up some or all of the rights and related intellectual property to one or more of our products, product candidates or preclinical programs. If we are unable to obtain sufficient financing on favorable terms when and if needed, we may be required to reduce, defer or discontinue one or more of our product development programs or devote fewer resources to marketing Zanaflex Capsules.

Under our financing arrangement with the Paul Royalty Fund, or PRF, upon the occurrence of certain events, PRF may require us to repurchase the right to receive revenues that we assigned to it or may foreclose on certain assets that secure our obligations to PRF. Any exercise by PRF of its right to cause us to repurchase the assigned right or any foreclosure by PRF could adversely affect our results of operations and our financial condition.

On December 23, 2005, we entered into a revenue interests assignment agreement with PRF, which was amended on November 28, 2006, pursuant to which we assigned to PRF the right to receive a portion of our net revenues from Zanaflex Capsules, Zanaflex tablets and any future Zanaflex products. To secure our obligations to PRF, we also granted PRF a security interest in substantially all of our assets related to Zanaflex.

Under our arrangement with PRF, upon the occurrence of certain events, including if we experience a change of control, undergo certain bankruptcy events, transfer any of our interests in Zanaflex (other than pursuant to a license agreement, development, commercialization, co-promotion, collaboration, partnering or similar agreement), transfer all or substantially all of our assets, or breach certain of the covenants, representations or warranties under the revenue interests assignment agreement, PRF may (i) require us to repurchase the rights we assigned to it at the “put/call price” in effect on the date such right is exercised or (ii) foreclose on the Zanaflex assets that secure our obligations to PRF. Except in the case of certain bankruptcy events, if PRF exercises its right to cause us to repurchase the rights we assigned to it, PRF may not foreclose unless we fail to pay the put/call price as required. The put/call price on a given date is the greater of (i) 150% of all payments made by PRF to us as of such date, less all payments received by PRF from us as of such date, and (ii) an amount that would generate an internal rate of return to PRF of

25% on all payments made by PRF to us as of such date, taking into account the amount and timing of all payments received by PRF from us as of such date.

If PRF were to exercise its right to cause us to repurchase the right we assigned to it, we cannot assure you that we would have sufficient funds available to pay the put/call price in effect at that time. Even if we have sufficient funds available, we may have to use funds that we planned to use for other purposes and our results of operations and financial condition could be adversely affected. If PRF were to foreclose on the Zanaflex assets that secure our obligations to PRF, our results of operations and financial condition could also be adversely affected. Because PRF’s right to cause us to repurchase the rights we assigned to it is triggered by, among other things, a change in control, transfer of any of our interests in Zanaflex (other than pursuant to a license agreement, development, commercialization, co-promotion, collaboration, partnering or similar agreement) or transfer of all or substantially all of our assets, the existence of that right could discourage us or a potential acquirer from entering into a business transaction that would result in the occurrence of any of those events.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan.

Our success depends on the continuing contributions of our management team and scientific personnel, and maintaining relationships with our scientific and medical network and the network of centers in the United States and Canada that conducts our clinical trials. We are highly dependent on the services of Dr. Ron Cohen, our President and Chief Executive Officer, as well as the other principal members of our management and scientific staff. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We face intense competition in our hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain qualified personnel. With the exception of Dr. Ron Cohen, we do not maintain “key man” life insurance policies on the lives of our officers, directors or employees. The loss of one or more of our key employees, or our inability to attract additional qualified personnel, could substantially impair our ability to implement our business plan.

We face an inherent risk of liability in the event that the use or misuse of our products results in personal injury or death.

If the use or misuse of Zanaflex Capsules or any other FDA-approved products we may sell in the future harms people, we may be subject to costly and damaging product liability claims brought against us by consumers, healthcare providers, pharmaceutical companies, third-party payors or others. The use of our product candidates in clinical trials could also expose us to product liability claims. We currently maintain a product liability insurance policy that includes coverage of our clinical trials. This insurance policy has a $10 million per claim limit and the aggregate amount of claims under the policy is also capped at $10 million. We cannot predict all of the possible harms or side effects that may result from the use of our products or the testing of product candidates and, therefore, the amount of insurance coverage we currently have may not be adequate to cover all liabilities or defense costs we might incur. A product liability claim or series of claims brought against us could give rise to a substantial liability that could exceed our resources. Even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.

We are subject to various federal and state laws regulating the marketing of Zanaflex Capsules and, if we do not comply with these regulations, we could face substantial penalties.

Our sales, promotion and other activities related to Zanaflex Capsules, or any of our other products under development following their regulatory approval, are subject to regulatory and law enforcement authorities in addition to the FDA, including the Federal Trade Commission, the Department of Justice, and state and local governments. We are subject to various federal and state laws pertaining to health care “fraud and abuse,” including both federal and state anti-kickback laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive or pay any remuneration as an inducement for the referral of business, including the use, recommendation, purchase or prescription of a particular drug. The federal government has published regulations that identify “safe harbors” or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Although we seek to comply with these statutes, it is possible that our practices, or those of our contract sales force, might be challenged under anti-kickback or similar laws. Violations of fraud and abuse laws may be punishable by civil or criminal sanctions, including fines and civil monetary penalties, and future exclusion from participation in government healthcare programs.

We may be subject to penalties if we fail to comply with post-approval legal and regulatory requirements and our products could be subject to restrictions or withdrawal from the market.

Any product for which we currently have or may obtain marketing approval, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by the FDA and other regulatory bodies. Regulatory approval of a product may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval that limit our ability to promote, sell or distribute a product. Furthermore, any approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

We have an outstanding FDA commitment, inherited from Elan, to provide an assessment of the safety and effectiveness of Zanaflex Capsules in pediatric patients. This commitment is included in the NDA approval for Zanaflex Capsules. The requirement was deferred by the FDA to December 31, 2005. However, with enactment of the Pediatric Research Equity Act, or PREA, we believe that the date of this commitment was further deferred to February 2007, although we have not confirmed with the FDA that the date has been deferred.

We have submitted protocols to initiate a pediatric pharmacokinetic study and a retrospective safety study to the FDA. The FDA’s prescribed 30-day period for review of these protocols has passed without comment from the FDA. However, the FDA can still comment on or halt an ongoing study at any time. We are proceeding with activities relating to these studies, but we have not yet been able to initiate the pediatric pharmacokinetic study due to unexpected delays in investigator recruitment and obtaining Institutional Review Board approvals. Depending on the outcome of these studies and whether the FDA considers them adequate to satisfy our PREA commitment, or whether we are able to complete the pediatric pharmacokinetic study, we may be required to conduct additional studies. Such additional studies could be more extensive and more costly than the currently-planned studies.

We expect that the retrospective pediatric safety data will be available for FDA review during February 2007. However, we will not be able to complete the pediatric pharmacokinetic study by the February 2007 deadline, or possibly at all, which may subject us to penalties for non-compliance with PREA, including fines, seizure of product and loss of product approval.

Our advertising and promotion are subject to stringent FDA rules and oversight. In particular, the claims in our promotional materials and activities must be consistent with the FDA approvals for our products, and must be appropriately substantiated and fairly balanced with information on the safety risks and limitations of the products. Any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations. We must continually review adverse event information that we receive concerning our drugs and make expedited and periodic adverse event reports to the FDA and other regulatory authorities.

In addition, the research, manufacturing, distribution, sale and promotion of drug and biological products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-kickback and fraud and abuse provisions of the Social Security Act, as amended, the False Claims Act, as amended, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

We may be slow to adapt, or we may not be able to adapt, to changes in existing regulatory requirements or adoption of new legal or regulatory requirements or policies. Later discovery of previously unknown problems with our products, manufacturing processes, or failure to comply with regulatory requirements, may result in:

•       voluntary or mandatory recalls;

•       voluntary or mandatory patient or physician notification;

•       withdrawal of product approvals;

•       product seizures;

•       restrictions on, or prohibitions against, marketing our products;

•       restrictions on importation of our product candidates;

•       fines and injunctions;

•       civil and criminal penalties;

•       exclusion from participation in government programs; and

•       suspension of review or refusal to approve pending applications.

In addition, the FDA or another regulatory agency may conduct periodic unannounced inspections. If they determine that we or any of our manufacturing or other partners are not in compliance with applicable requirements, they may issue a notice of inspectional observations. If the observations are significant, we may have to devote significant resources to respond and undertake appropriate corrective and preventive actions, which could adversely affect our business prospects. For example, earlier this year, the FDA completed an inspection relating to our adverse event and product complaint handling and reporting for Zanaflex. The FDA has issued to us a Form 483, Inspectional Observations, with five observations. We have completed all except one of the necessary corrective actions, and expect to complete the final one shortly. The cost of the corrective actions is not expected to be material.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

In recent years, several states, including California, Maine, Minnesota, New Mexico, Texas, Vermont and West Virginia, and the District of Columbia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports with the state on sales, marketing, pricing and other activities. For example, California has enacted a statute requiring pharmaceutical companies to adopt a comprehensive compliance program that is in accordance with the Office of Inspector General of the Department of Health and Human Services Compliance Program Guidance for Pharmaceutical Manufacturers. This compliance program must include policies for compliance with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, as well as a specific annual dollar limit on gifts or other items given to individual healthcare professionals in California. The law requires posting policies on a company’s public web site along with an annual declaration of compliance.

The District of Columbia, Maine, Minnesota, New Mexico, Texas, Vermont and West Virginia have also enacted statutes of varying scope that impose reporting and disclosure requirements upon pharmaceutical companies pertaining to drug pricing and payments and costs associated with pharmaceutical marketing, advertising and promotional activities, as well as restrictions upon the types of gifts that may be provided to healthcare practitioners. Other states also have laws that regulate, directly or indirectly, various pharmaceutical sales and marketing activities, and new legislation is being considered in many states. Many of the state law requirements are new and uncertain and the penalties for failure to comply with these requirements are unclear. We are not aware of any companies against which fines or penalties have been assessed under these state reporting and disclosure laws to date. We are currently in the process of developing a formal compliance infrastructure and standard operating procedures to comply with such laws. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity.

If we seek to market our products in foreign jurisdictions, we will need to obtain regulatory approval in these jurisdictions.

In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval procedures vary among countries and can involve additional clinical testing. The time required to obtain approval may differ from that required to obtain FDA approval. Should we decide to market our products abroad, we may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for, and may not receive, necessary regulatory approvals to commercialize our products in any foreign market, which could adversely affect our business prospects.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals that are subject to federal, state and local laws and regulations governing their use, storage, handling and disposal. These materials include ketamine, buprenophine, sodium pentobarbital, ether, acetonitrile, hexanes, chloroform, xylene, dehydrated alcohol, methanol, ethyl alcohol, isopropanol and formaldehyde. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any substantial liability could exceed our resources. We currently maintain a general liability insurance policy that has a $2 million per claim limit and also caps aggregate claims at $2 million. In addition, we have an umbrella insurance policy that covers up to $9 million of liability in excess of the general liability policy’s $2 million limit. This amount of insurance coverage may not be adequate to cover all liabilities or defense costs we might incur. In addition, the cost of compliance with environmental and health and safety regulations may be substantial.

Risks Related to Our Dependence on Third Parties

We currently have no manufacturing capabilities and are substantially dependent upon Elan, Novartis and other third party suppliers to manufacture Zanaflex Capsules, Zanaflex tablets and Fampridine-SR.

We do not own or operate, and currently do not plan to own or operate, manufacturing facilities for production of Zanaflex Capsules, Zanaflex tablets or Fampridine-SR. We rely and expect to continue to rely on third parties for the production of our products and clinical trial materials.

We rely on a single manufacturer, Elan, for the supply of Zanaflex Capsules. Zanaflex Capsules are manufactured using Elan’s proprietary SODAS multiparticulate drug delivery technology. Elan is obligated, in the event of a failure to supply Zanaflex Capsules, to use commercially reasonable efforts to assist us in either producing Zanaflex Capsules ourselves or in transferring production of Zanaflex Capsules to a third-party manufacturer, provided that such third-party manufacturer is not a technological competitor of Elan. In the event production is transferred to a third party, the FDA may require us to demonstrate through bioequivalence studies and laboratory testing that the product made by the new supplier is equivalent to the current Zanaflex Capsules before we could distribute products from that supplier. The process of transferring the technology and qualifying the new supplier could take a year or more.

Under our supply agreement with Elan, we provide Elan with monthly written 18-month forecasts and with annual written two-year forecasts of our supply requirements for Zanaflex Capsules. In each of the five months following the submission of our written 18-month forecast we are obligated to purchase the quantity specified in the forecast, even if our actual requirements are greater or less. Elan is not obligated to supply us with quantities in excess of our forecasted amounts, although it has agreed to use commercially reasonable efforts to do so. Because we have a limited history of selling Zanaflex Capsules, our forecasts of our supply requirements may be inaccurate. As a result, we may have an excess or insufficient supply of Zanaflex Capsules.

We currently rely on Novartis for our supply of Zanaflex tablets and tizanidine, the API in both Zanaflex Capsules and Zanaflex tablets. Under a supply agreement we assumed from Elan, Novartis is responsible for manufacturing Zanaflex tablets and tizanidine for us through February 2007. This includes the tizanidine that Elan uses to manufacture Zanaflex Capsules for us. We have arranged for another company, Sharp Corporation, to package and bottle Zanaflex tablets. Novartis has discontinued production of tizanidine and transferred the methods of manufacturing tizanidine to Rohner, a manufacturer in Pratteln, Switzerland. We have also identified an alternate source for tizanidine in collaboration with Elan but do not have an agreement with that alternative source or any other alternate manufacturer. By the expiration of our contract with Novartis in 2007, we will need to have established a direct relationship with an alternative supplier of tizanidine for Zanaflex tablets if we want them to continue to be manufactured. Elan is responsible for obtaining tizanidine for manufacturing Zanaflex Capsules.

We also rely exclusively on Elan to supply us with our requirements for Fampridine-SR. Elan relies on a third-party manufacturer to supply fampridine, the API in Fampridine-SR. Under our supply agreement with Elan, we are obligated to purchase at least 75% of our yearly supply of Fampridine-SR from Elan, and we are required to make compensatory payments if we do not purchase 100% of our requirements from Elan, subject to certain exceptions. We and Elan have agreed that we may purchase up to 25% of our annual requirements from Patheon, Inc., a mutually agreed-upon and qualified second manufacturing source, with compensatory payment.

Our dependence on others to manufacture our marketed products and clinical trial materials may adversely affect our ability to develop and commercialize our products on a timely and competitive basis.

If third-party contract research organizations do not perform in an acceptable and timely manner, our preclinical testing or clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We rely and will continue to rely on clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with preclinical testing or clinical trials. The failure of any of these vendors to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements, such as good clinical and laboratory practices, or preclinical testing or clinical trial protocols, could cause a delay or otherwise adversely affect on our preclinical testing or clinical trials and ultimately on the timely advancement of our development programs.

Risks Related to Our Intellectual Property

If we cannot protect our intellectual property, our ability to develop and commercialize our products will be severely limited.

Our success will depend in part on our and our licensors’ ability to obtain, maintain and enforce patent protection for the technologies, compounds and products, if any, resulting from our licenses and development programs. Without protection for the intellectual property we use, other companies could offer substantially identical products for sale without incurring the sizable discovery, development and licensing costs that we have incurred. Our ability to recover these expenditures and realize profits upon the sale of products could be diminished.

We have in-licensed or are the assignee of over 25 U.S. patents, over 60 foreign patents and over 65 patent applications pending in the United States or abroad for our own technologies and for technologies from our in-licensed programs. The process of obtaining patents can be time consuming and expensive with no certainty of success. Even if we spend the necessary time and money, a patent may not issue or it may not have sufficient scope or strength to protect the technology it was intended to protect or to provide us with any commercial advantage. We may never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are confidential until they are published, and publications in the scientific or patent literature lag behind actual discoveries. The degree of future protection for our proprietary rights will remain uncertain if our pending patent applications are not approved for any reason or if we are unable to develop additional proprietary technologies that are patentable. Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents or the patents of our licensors.

We may initiate actions to protect our intellectual property and in any litigation in which our patents or our licensors’ patents are asserted, a court may determine that the patents are invalid or unenforceable. Even if the validity or enforceability of these patents is upheld by a court, a court may not prevent alleged infringement on the grounds that such activity is not covered by the patent claims. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. Any litigation, whether to enforce our rights to use our or our licensors’ patents or to defend against allegations that we infringe third party rights, would be costly, time consuming, and may distract management from other important tasks.

As is commonplace in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees and/or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs and be a distraction to management and which could have an adverse effect on us, even if we are successful in defending such claims.

We also rely in our business on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. Nonetheless, those agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could adversely affect us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. Policing unauthorized use of our or our licensors’ intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use. Adequate remedies may not exist in the event of unauthorized use or disclosure.

If third parties successfully claim that we infringed their patents or proprietary rights, our ability to continue to develop and successfully commercialize our product candidates could be delayed.

Third parties may claim that we or our licensors or suppliers are infringing their patents or are misappropriating their proprietary information. In the event of a successful claim against us or our licensors or suppliers for infringement of the patents or proprietary rights of others relating to any of our marketed products or product candidates, we may be required to:

•       pay substantial damages;

•       stop using our technologies;

•       stop certain research and development efforts;

•       develop non-infringing products or methods, which may not be feasible; and

•       obtain one or more licenses from third parties.

In addition, from time to time, we become aware of third parties who have, or claim to have, intellectual property rights covering matters such as methods for doing business, conducting research, diagnosing diseases or prescribing medications that are alleged to be broadly applicable across sectors of the industry, and we may receive assertions that these rights apply to us. The existence of such intellectual property rights could present a risk to our business.

A license required under any patents or proprietary rights held by a third party may not be available to us, or may not be available on acceptable terms. If we or our licensors or suppliers are sued for infringement we could encounter substantial delays in, or be prohibited from developing, manufacturing and commercializing our product candidates and advancing our preclinical programs.

We are dependent on our license agreements and if we fail to meet our obligations under these license agreements, or our agreements are terminated for any reason, we may lose our rights to our in-licensed patents and technologies.

We are dependent on licenses for intellectual property related to Zanaflex, Fampridine-SR and all of our preclinical programs. Our failure to meet any of our obligations under these license agreements could result in the loss of our rights to this intellectual property. If we lose our rights under any of these license agreements, we may be unable to commercialize a product that uses licensed intellectual property.

We could lose our rights to Fampridine-SR under our license agreement with Elan in countries in which we have a license, including the United States, if we fail to file regulatory approvals within a commercially reasonable time after completion and receipt of positive data from all preclinical and clinical studies required for the related NDA, or any NDA-equivalent. We could also lose our rights under our license agreement with Elan if we fail to launch a product in such countries, within 180 days of NDA or equivalent approval. Elan could also terminate our license agreement if we fail to make payments due under the license agreement. If we lose our rights to Fampridine-SR our prospects for generating revenue and recovering our substantial investment in the development of this product would be materially harmed.

Risks Relating To Our Common Stock

Our stock price may be volatile and you may lose all or a part of your investment.

Prior to our initial public offering in February 2006, you could not buy or sell our common stock publicly. An active public market for our common stock may not be sustained. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. Our stock price could fluctuate significantly due to a number of factors, including:

•       publicity regarding actual or potential clinical trial results or updates relating to products under development by us or our competitors;

•       conditions or trends in the pharmaceutical or biotechnology industries;

•       litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•       announcement of new corporate partnerships, alliances, financings or other transactions;

•  governmental regulation and legislation in the United States and foreign countries;

•       changes in securities analysts’ estimates of our performance or our failure to meet analysts’ expectations;

•       sales of substantial amounts of our stock;

•       variations in product revenue and profitability; and

•       variations in our anticipated or actual operating results.

Many of these factors are beyond our control. In addition, the stock markets in general, and the Nasdaq Global Market and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

Future sales of our common stock could cause our stock price to decline.

If our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. Sales of substantial amounts of shares of our common stock in the public market by our executive officers, directors, 5% or greater shareholders or other shareholders, or the prospect of such sales, could adversely affect the market price of our common stock. As of October 31, 2006 we have outstanding 23,021,912 shares of common stock. We have registered 5,481,334 shares of common stock that are authorized for issuance under our stock plans and are registering 3,230,769 shares pursuant to the registration statement of which this prospectus forms a part. As of September 30, 2006, there were options to acquire 2,564,081 shares of common stock outstanding, exercisable at an average exercise price of $4.29 per share. As of September 30, 2006, there were warrants to acquire 66,869 shares of common stock outstanding, exercisable at an average exercise price of $12.36 per share. To the extent that option and warrant holders exercise outstanding options and warrants, there may be further dilution and the sales of shares issued upon such exercises could cause our stock price to drop further.

If our officers, directors and largest stockholders choose to act together, they may be able to control the outcome of stockholder vote.

Our officers, directors and holders of 5% or more of our outstanding common stock beneficially own approximately 48.2% of our common stock. Moreover, two of our six directors are principals or representatives of entities that own substantial amounts of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval or mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Certain provisions of Delaware law, our certificate of incorporation and our by-laws may delay or prevent an acquisition of us that stockholders may consider favorable or may prevent efforts by our stockholders to change our directors or our management, which could decrease the value of your shares.

Our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us, and may have the effect of preventing or hindering any attempt by our stockholders to replace our current directors or officers. These provisions include:

•       Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•       Our board of directors may issue, without stockholder approval, shares of preferred stock with rights, preferences and privileges determined by the board of directors. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us.

•       Our board of directors is divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year terms, limiting the ability of stockholders to reconstitute the board of directors.

•       The vote of the holders of 75% of the outstanding shares of our common stock is required in order to take certain actions, including amendment of our bylaws, removal of directors for cause and certain amendments to our certificate of incorporation.

As a Delaware corporation, we are also subject to certain anti-takeover provisions of Delaware law. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holders has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us, which could have the effect of reducing your ability to receive a premium on your common stock.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

We have not paid cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

Risk Relating to our Private Placement

If we do not maintain effectiveness of the registration statements covering the resale of the shares issued in the October 2006 private placement, we will be required to pay certain liquidated damages, which could be material in amount.

The terms of the securities purchase agreement in connection with the private placement would require us to pay certain liquidated damages to the purchasers in the private placement in the event that the registration statement does not remain effective until 2 years after the closing or until the shares may be sold under Rule 144(k). The only exception is our right, without incurring liquidated damages, to suspend the use of the registration statement during two periods of no more than 60 days in any 12-month period. Subject to this exception, for each 30-day period or portion thereof when the registration statement is not effective, we are obligated to pay to each purchaser an amount in cash equal to 1.0% of that purchaser’s aggregate purchase price, up to a maximum of 10% of the aggregate purchase price paid by that Purchaser. These amounts could be material. If we are unable to maintain the effectiveness of the registration statement (or effectiveness is suspended other than as provided in the securities purchase agreement), the amounts we are required to pay could materially adversely affect our financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements, since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations, which we describe in more detail elsewhere in this prospectus under the heading “Risk Factors,” include, but are not limited to:

•       inability to successfully market and sell any approved product;

•       unfavorable results of our preclinical or clinical testing;

•       delays in obtaining, or failure to obtain FDA approvals;

•       increased regulation by the FDA and other agencies;

•       the introduction of competitive products;

•       impairment of license, patent or other proprietary rights;

•       failure to implement our strategy; and

•       changes in our financial performance and cash requirements.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 protects companies from liability for their forward looking statements if they comply with the requirements of the Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of our common stock covered hereby, or interests therein. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq Global Market listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of common stock covered hereby consist of 3,230,769 shares of our common stock that we issued to the selling stockholders in the private placement that closed on October 6, 2006.

In connection with the registration rights we granted to the selling stockholders, we filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus or interests therein from time to time on the Nasdaq Global Market, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder, Forms 4, Schedules 13D and 13G and other public documents filed with the SEC. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares held by a selling stockholder prior to the private placement, plus (ii) all shares purchased by the selling stockholder in the private placement and being offered pursuant to the prospectus, as well as (iii) all options or other derivative securities which are exercisable within 60 days of December 1, 2006. The percentages of shares owned after the offering are based on 22,861,405 shares of our common stock outstanding as of December 1, 2006, which includes the outstanding shares of common stock offered by this prospectus.

Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.

The selling stockholders may sell some, all or none of their shares of common stock offered by this prospectus. We do not know how long the selling stockholders will hold their shares of common stock before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder other than the securities purchase agreement pursuant to which the selling stockholders purchased their shares of common stock from us. The shares offered by this prospectus may be offered from time to time by the selling stockholders. Accordingly, for purposes of this table, we have assumed that, after completion of the offering, the only shares that will continue to be held by the selling stockholders are those that were owned immediately prior to the private placement.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended or the Securities Act, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time.

The following table sets forth, to our knowledge, information about the selling stockholders as of December 1, 2006.

	Number of
	Shares of	Number of
	Common	Shares of
	Stock	Common	Shares of Common
	Beneficially	Stock	Stock Beneficially
	Owned	Registered	Owned After the
	Prior to the	for Sale	Completion of the Offering
Name of Selling Stockholder(1)	Offering	Hereby	Number	Percent
Atticus Global Advisors, Ltd.(2)	311,450	311,450	—	*
Atticus Trading, Ltd.(2)	53,336	53,336	—	*
Green Way Managed Account Series, Ltd. in respect to portfolio D, a segregated account and sub-fund(2)	45,470	45,470	—	*
Baker Biotech Fund I, L.P.(3)	78,701	78,701	—	*
Baker Brothers Life Sciences, L.P.(3)	675,357	675,357	—	*
14159, L.P.(3)	15,173	15,173	—	*
Atlas Master Fund, Ltd.(4)	28,674	28,674	—	*
Visium Long Bias Offshore Fund, Ltd.(5)	119,639	119,639	—	*
Visium Long Bias Fund, LP(5)	30,560	30,560	—	*
Visium Balanced Offshore Fund, Ltd.(5)	167,610	167,610	—	*
Visium Balanced Fund, LP(5)	102,300	102,300	—	*
Pierce Diversified Strategy Master Fund LLC, Ena(6)	15,385	15,385	—	*
Enable Growth Partners, LP(6)	261,538	261,538	—	*
Enable Opportunity Partners, LP(6)	30,769	30,769	—	*
Highbridge International LLC(7)	89,679	89,679	—	*
J.P. Morgan Ventures Corporation(8)	461,538	461,538	—	*
Iroqois Master Fund Ltd.(9)	76,923	76,923	—	*
LB I Group Inc.(10)	205,128	205,128	—	*
Life Science Capital Master Fund(11)	25,641	25,641	—	*
SF Capital Partners Ltd.(12)	277,867	102,564	175,303	*
Third Point Partners Qualified LP(13)	171,300	22,700	148,600	*
Third Point Partners LP(13)	216,000	28,800	187,200	*
Third Point Offshore Fund Ltd(13)	1,406,000	184,511	1,221,489	*
Third Point Ultra Ltd(13)	223,900	20,400	203,500	*
UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited(14)	76,923	76,923	—	*

                 * Represents less than 1%.

       (1) Throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table above, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring to the shares of our common stock sold and the shares of our common stock issuable upon the exercise of the warrants issued in the private placement, collectively, unless otherwise indicated.

       (2) The Registrant has been advised that Atticus Capital LP (“Atticus Capital”), together with certain of its affiliated entities and persons (together with Atticus Capital, the “Atticus Entities”), acts as investment manager to Atticus Global Advisors, Ltd. (“Atticus Global”), Atticus Trading, Ltd. (“Atticus Trading”) and Green Way Managed Account Series, Ltd. in respect to Portfolio D, a segregated account and sub-fund (“Green Way”) and has voting control and investment discretion over the securities held by Atticus Global, Atticus Trading and Green Way. The Atticus Entities disclaim beneficial ownership of the securities except to the extent, if any, of their respective proportionate pecuniary interest therein. The principal address for Atticus Global, Atticus Trading and Green Way is c/o Atticus Capital LP, 152 West 57th St., 45th Fl., New York, NY 10019.

       (3) The Registrant has been advised that Julian Baker and Felix Baker have voting and dispositive power of these shares through various entities which they control. They disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in these entities. The principal address for Baker Biotech Fund I LP, Baker Brothers Life Sciences, L.P. and 14159, L.P. is 667 Madison Ave. , 17th Fl., New York, NY 10021.

       (4) The Registrant has been advised that Balyasny Asset Management L.P. has voting control and investment discretion over the securities held by Atlas Master Fund, Ltd. Jacob Gottlieb and Dmitry Balyasny control Balyasny Asset Management L.P. and have voting control and investment discretion over the securities held by Atlas Master Fund, Ltd. Mr. Gottlieb and Mr. Balyasny each disclaim beneficial ownership of the securities held by Atlas Master Fund, Ltd. The principal address for Atlas Master Fund, Ltd. is c/o Balyasny Asset Management L.P. 135 East 57th Street–27th Floor, NY, NY 10022.

       (5) The Registrant has been advised that Visium Asset Management, LLC has voting control and investment discretion over the securities held by Visium Long Bias Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Balanced Offshore Fund, Ltd and Visium Balanced Fund, LP. Jacob Gottlieb and Dmitry Balyasny have sole investment and voting control over the securities owned by Visium Asset Management, LLC. Mr. Gottlieb and Mr. Balyasny each disclaim beneficial ownership of the securities held by Visium Long Bias Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Balanced Offshore Fund, Ltd and Visium Balanced Fund, LP. The principal address for each of Visium Long Bias Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Balanced Offshore Fund, Ltd and Visium Balanced Fund, LP. is c/o Balyasny Asset Management L.P. 135 East 57th Street–27th Floor, NY, NY 10022.

       (6) The Registrant has been advised that Enable Capital Management, LLC is the manager of Enable Growth Partners LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, ena and has voting control and investment discretion over the securities held by the same. Mitch Levine is the Managing Member of Enable Capital Management LLC and has voting control and investment discretion over the securities held by Enable Growth Partners LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, ena. Each of Enable Capital Management, LLC and Mitch Levine disclaim beneficial ownership of the securities held by Enable Growth Partners LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, ena. The principal address for Enable Capital Management LLC is One Ferry Building, Suite 255 San Francisco CA 94111.

       (7) The Registrant has been advised that Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC. The business address for Highbridge International LLC is c/o Highbridge Capital Management LLC, 9 West 57th Street, 27th Floor, New York, NY 10019.

       (8) The Registrant has been advised that J.P. Morgan Ventures Corporation is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. The principal address for J.P. Morgan Ventures Corporation is 270 Park Ave, 7th Fl., New York, NY, 10017.

       (9) The Registrant has been advised that Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares. The principal address for Iroquois Master Fund Ltd. is 641 Lexington Ave., 26th Floor, New York, NY 10022.

(10) The Registrant has been advised that LB I Group, Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer. The principal address for LB I Group, Inc. is 399 Park Avenue, 9th Floor, New York, NY 10022.

(11) The Registrant has been advised that Life Science Capital LLP acts as investment manager has voting control and investment discretion over the securities held by Life Science Capital Master Fund and Life Science Capital Management acts as manager to Life Science Capital Master Fund and has indirect voting control and investment discretion over the securities held by Life Science Capital Master Fund by virtue of its relationship with Life Science Capital LLP. Tom Daniel is a principal of Life Science Capital LLP and Life Science Capital Management. Each of Life Science Capital LLP, Life Science Capital Management Limited and Tom Daniel disclaims beneficial ownership of the securities held by Life Science Capital Master Fund except for securities in which they have a pecuniary interest. The principal address for Life Science Capital Master Fund is PO Box 309 GT, Ugland House, South Church Street,George Town, Grand Cayman, Cayman Islands, British West Indies.

(12) The Registrant has been advised that Michael A. Roth and Brian J. Stark have sole investment and voting control over the securities owned by SF Capital Partners Ltd. Mr. Roth and Mr. Stark each disclaim beneficial ownership of the securities owned by SF Capital Partners Ltd. The principal address for SF Capital Parters Ltd. is c/o Stark Offshore Management LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(13) The Registrant has been advised that Third Point LLC serves as an investment manager or advisor for Third Point Partners Qualified LP, Third Point Partners LP, Third Point Offshore Fund Ltd and Third Point Ultra Ltd. Mr. Daniel S. Loeb is the Chief Executive Officer of Third Point LLC and controls its business activities. The address of the principal business office of Third Point LLC and Mr. Loeb is 390 Park Avenue, 18th Floor, New York, New York 10022.

(14)   The Registrant has been advised that UBS O’Connor LLC serves as Investment Manager for O’Connor PIPES Corporate Strategies Master Limited. The principal address for UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited is 1 North Wacker Dr., Chicago, IL 60606.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, assignees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•       sales on the Nasdaq Global Market;

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       an exchange distribution in accordance with the rules of the applicable exchange;

•       privately negotiated transactions;

•       short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•       through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•       through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

•       broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•       a combination of any such methods of sale; and

•       any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule. The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares of common stock offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) October 6, 2008, (2) such time as all of the shares of common stock covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act or (3) such time as all of the shares of common stock covered by this prospectus have been sold by the selling stockholders identified in this prospectus.

We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Covington & Burling LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, the six month period ended December 31, 2003 and the year ended June 30, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•       our Annual Report on Form 10-K for the year ended December 31, 2005;

•       our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•       our Current Reports on Form 8-K, filed with the SEC on: March 6, 2006, March 15, 2006, March 23, 2006, March 31, 2006, April 17, 2006, May 5, 2006, July 12, 2006, August 4, 2006, August 7, 2006, August 17, 2006, September 21, 2006, September 25, 2006, October 5, 2006, October 6, 2006, October 18, 2006, November 2, 2006, November 29, 2006, December 4, 2006 and December 8, 2006; and

•       the description of our common stock in our Registration Statement on Form S-1/A (File No. 333-128827) filed on February 9, 2006, including any amendment or reports filed for the purpose of updating this description.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Acorda Therapeutics, Inc., 15 Skyline Drive, Hawthorne, New York 10532, or call (914) 347-4300.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.